Amendment to

Cars.com Inc.

2025 Inducement Equity Plan

WHEREAS, upon the recommendation of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Cars.com Inc. (the “Company”), the Board believes it is in the best interest of the Company to adopt an amendment to the Cars.com Inc. 2025 Inducement Equity Plan (the “Plan”) to increase the number of shares reserved for issuance thereunder; and

WHEREAS, pursuant to Section 16.1 of the Plan, the Board may amend the terms of the Plan at any time.

1.
Amendment. The Board hereby approves and adopts the following amendment (this “Amendment”) to the Plan: The first sentence of Section 4.1 of the Plan (Number of Shares Available for Grants; Share Counting and Reacquired Shares) is hereby deleted in its entirety and replaced with the following:

Subject to Section 4.2, the number of Shares reserved for issuance to Participants under this Plan is 1,205,000 (consisting of 1,000,000 shares initially reserved for issuance under the Plan plus an additional 205,000 shares added in 2026).

2.
Effectiveness; General Terms. This Amendment is effective as of October 30, 2026.

Except as amended by this Amendment, the Plan shall remain in full force and effect. Capitalized terms used but not defined in this Amendment have the meanings ascribed thereto in the Plan.